Calculation of the Registration Fee

Title of Each Class of Securities	Maximum Aggregate Offering
Offered	Price	Amount of Registration Fee(1)

Notes	$5,000,000	Not Applicable

(1) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006.  A filing fee of $196.50 has already been paid with respect to the securities being offered hereby pursuant to pricing supplement no. 646/A dated February 1, 2008.  No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-134553

Amendment No. 1, dated February 19, 2008, to

PRICING SUPPLEMENT NO. 646/A dated February 1, 2008

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	5252M0CQ8

ISIN:	US5252M0CQ83

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$5,000,000

Lehman Brothers Inc. has agreed to purchase $5,000,000 aggregate principal amount of the Notes from Lehman Brothers Holdings Inc. at 100% of the principal amount of the Notes minus a commission equal to $35.00 per $1,000 principal amount, or 3.50%.  Lehman Brothers Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.  Lehman Brothers Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

The price at which Lehman Brothers Holdings Inc. has agreed to sell the Notes to Lehman Brothers Inc. includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the Notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

The Notes will be issued in an aggregate principal amount of $5,000,000 and will form a single tranche with the $5,000,000 aggregate principal amount of Medium-Term Notes, Series I, due February 27, 2023 that Lehman Brothers Holdings will issue on February 27, 2008. The Notes will have the same CUSIP and ISIN numbers as the other Notes of this tranche and will settle on the same date as, and trade interchangeably with, the other Notes of this tranche. The issuance of the Notes will increase the aggregate principal amount of this tranche to $10,000,000.

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal	☐ As agent

☐ The Notes are being offered at a fixed initial public offering price equal to the Issue Price.

☒ The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Upsize Trade Date:	February 1, 2008

Original Trade Date:	January 29, 2008

Issue Date:	February 27, 2008

Stated Maturity Date:	February 27, 2023, subject to Issuer’s Call Option; provided that if such day is not a Business Day, then such day will be the following Business Day.

Redemption Amount:	100%

Date From Which Interest Accrues:	☒ Issue Date
☐ Other:

☒ Fixed Rate Note

Interest Rate per Annum:	9.00% times the Interest Accrual Factor

☐ Floating Rate Note	☐ CD Rate
☐ Commercial Paper Rate
☐ Federal Funds (Effective) Rate
☐ Federal Funds (Open) Rate

☐ LIBOR Telerate
☐ LIBOR Reuters
☐ EURIBOR
☐ Treasury Rate: Constant Maturity ☐ Yes ☐ No
☐ Prime Rate
☐ Eleventh District Cost of Funds Rate
☐ CMS Rate
☐ Other:

Maximum Rate:	Not applicable

Minimum Rate:	0.00%

Interest Period:

Quarterly, from and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Period), to but excluding the next succeeding Interest Payment Date (or the Stated Maturity Date, in the case of the final Interest Period).

Interest Payment Dates:

Each February 27, May 27, August 27 and November 27, commencing on May 27, 2008 and ending on the Stated Maturity Date; provided that if such day is not a Business Day, then such day will be the following Business Day, and provided further that the final Interest Payment Date for any Notes shall be the Stated Maturity Date, subject to Issuer’s Call Option.

Interest Accrual Factor:

For any Interest Period, the number of calendar days (including non-Business Days) in respect of which SPREAD REF is greater than or equal to 0.0% during that Interest Period, divided by the total number of calendar days (including non-Business Days) in that Interest Period.

SPREAD REF:	For any day in an Interest Period (subject to the Rate Cut Off)

SPREAD REF = 30yr CMS Rate – 2yr CMS Rate

30yr CMS Rate:

On any Business Day during an Interest Period, the rate for U.S. Dollar swaps with a maturity of 30 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00a.m., New York City time, on that day. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes–Floating Rate Notes–CMS Rate Notes” in the Prospectus Supplement.

2yr CMS Rate:

On any Business Day during an Interest Period, the rate for U.S. Dollar swaps with a maturity of 2 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00a.m., New York City time, on that day. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes–Floating Rate Notes–CMS Rate Notes” in the Prospectus Supplement.

Rate Cut Off:

SPREAD REF for Saturday, Sunday or a day which is not a Business Day will be SPREAD REF for the immediately preceding Business Day. SPREAD REF in effect on the fifth Business Day prior to an Interest Payment Date will remain in effect until that Interest Payment Date.

Interest Computation:	Interest will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:	☐ Yes	☒ No

Interest Rate Calculation Agent:	Lehman Brothers Special Financing Inc.

Business Days:	New York and London

Optional Redemption:

The Notes may be redeemed prior to the Stated Maturity Date at the option of Lehman Brothers Holdings Inc. in whole or in part at a price equal to the Redemption Amount, on each Interest Payment Date, commencing on or after February 27, 2009. Notice of redemption will be given not less than five Business Days prior to the redemption date. Notwithstanding the above, all payments due on the call date shall be made in full regardless of any calling of the note by the Issuer.

Authorized Denominations:	$1,000/$1,000

Form of Note:	☒ Book-entry only (global)	☐ Certificated

RISK FACTORS

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Prospectus Supplement.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the Notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Prospectus Supplement.

HISTORICAL LEVELS OF THE 30YR CMS RATE AND 2YR CMS RATE

The following shows for illustrative purposes the 30yr CMS Rate and the 2yr CMS Rate in effect on the Original Trade Date and the hypothetical historical Interest Payment Dates listed below; the Interest Rate payable on any Interest Payment Date for the notes, however, will be determined based on the 30yr CMS Rate and the 2yr CMS Rate in effect on each day during the related Interest Period.  The historical experience of the 30yr CMS Rate and 2yr CMS Rate should not be taken as an indication of the future performance of the 30yr CMS Rate and 2yr CMS Rate during the term of the notes.  Fluctuations in the level of the 30yr CMS Rate and 2yr CMS Rate make the notes’ effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Payment Dates	30yr CMS Rate (in %)	2yr CMS Rate (in %)	SPREAD REF: 30yr CMS Rate – 2yr CMS Rate (in %)
1/29/2008	4.774	2.951	1.823
11/27/2007	4.955	3.984	0.971
8/27/2007	5.472	4.934	0.538
5/29/2007	5.603	5.298	0.305
2/27/2007	5.196	4.982	0.214
11/27/2006	5.142	5.048	0.094
8/28/2006	5.470	5.301	0.169
5/30/2006	5.768	5.426	0.342
2/27/2006	5.116	5.131	-0.015
11/28/2005	5.151	4.744	0.407
8/29/2005	4.811	4.423	0.388
5/27/2005	4.852	4.002	0.850
2/28/2005	5.143	3.948	1.195
11/29/2004	5.336	3.423	1.913
8/27/2004	5.375	2.853	2.522
5/27/2004	5.681	2.842	2.839
2/27/2004	5.179	1.971	3.208
11/28/2003	5.440	2.350	3.090
8/27/2003	5.720	2.313	3.407
5/27/2003	4.666	1.496	3.170

2/27/2003	5.038	1.825	3.213
11/27/2002	5.518	2.457	3.061
8/27/2002	5.486	2.594	2.892
5/28/2002	6.159	3.657	2.502
2/27/2002	6.004	3.361	2.643
11/27/2001	6.066	3.561	2.505
8/27/2001	6.150	4.289	1.861
5/29/2001	6.606	4.869	1.737
2/27/2001	6.177	5.095	1.082
11/27/2000	6.862	6.552	0.310
8/28/2000	7.022	6.955	0.067
5/30/2000	7.676	7.615	0.061
2/28/2000	7.432	7.068	0.364
11/29/1999	7.192	6.577	0.615
8/27/1999	7.059	6.257	0.802
5/27/1999	6.517	5.865	0.652
3/1/1999	6.305	5.686	0.619
11/27/1998	5.786	5.174	0.612
8/27/1998	6.169	5.548	0.621
5/27/1998	6.223	5.895	0.328
2/27/1998	6.299	5.860	0.439
11/28/1997	6.420	6.109	0.311
11/27/2007	4.955	3.984	0.971
8/27/2007	5.472	4.934	0.538
5/29/2007	5.603	5.298	0.305
2/27/2007	5.196	4.982	0.214
11/27/2006	5.142	5.048	0.094
8/28/2006	5.470	5.301	0.169
5/30/2006	5.768	5.426	0.342
2/27/2006	5.116	5.131	-0.015
11/28/2005	5.151	4.744	0.407
8/29/2005	4.811	4.423	0.388
5/27/2005	4.852	4.002	0.850

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.  The Agent may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers not to exceed 3.50%. It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.